Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Commission File Number: 001-36039

Date: December 4, 2017

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The exchange offer for the outstanding shares of YuMe stock described in this communication has not yet commenced. This is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne is preparing and plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1-650-503-7192. Such documents are being prepared but are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

Excerpts from RhythmOne 2018 Half Year Results Presentation Conference Call:

RhythmOne plc

December 4, 2017

Ted Hastings:	[…]

As you would expect safe harbor provisions apply to any forward looking statements we make today. We will also discuss information about the YuMe announcement as part of this presentation, please note that this transaction is not yet closed. This slide provides additional details about where you can find information relating to the transaction and considerations for investors.

[…]

Ted Hastings:	[…]

The YuMe acquisition, in September we announced a definitive agreement to acquire YuMe Inc. a transaction that is slated to close in calendar Q1 of 2018. Through YuMe RhythmOne expects to gain access to demand side software, a robust first party data management and targeting platform, and additional global programmatic capabilities, all with a focus on the fast growing segments of mobile, video and connected TV. The acquisition fortifies and extends the RhythmMax platform and enables us to meet the growing need for differentiated data driven audience segmentation and targeting.

YuMe will add three critical technology components to the RhythmMax platform, a demand side platform, a data management platform and their audience aware SDK which is integrated across 1,500 digital properties and enables them to gather over 200 billion data points per year. YuMe is also a connected TV leader with almost six years’ experience and over 500 campaigns run to date. They also have a global sales team with offices across the US, Canada, UK, France, Spain and Mexico, enabling us to potentially expand into new markets.

Looking at the acquisitions from an integration standpoint, with each acquisition teams on both sides work quickly to define cost synergies and identify low hanging fruit to drive revenue and profitability.

[…]

With respect to YuMe we are limited in what we can discuss at this stage. The company expects to close a transaction in calendar in Q1 and has identified preliminary cost synergies across the combined enterprise.

Looking at the strategic rationale for the acquisitions as it relates to the growth vectors we’ve identified. With a programmatic platform firmly established and in place we are focused on a number of well understood growth vectors including international expansion across EMEA, APAC and LatAm, bolstering our unique and exclusive supply to fuel greater demand, fill rates and pricing, leveraging data, channels and guarantees of performance to establish private trading marketplaces and most importantly increase platform throughput by on boarding and ramping new supply and demand partners.

Each of the acquisitions we’ve undertaken and those we might consider in the future are aligned with these core growth vectors.

[…]

Harvey Robinson:

Just maybe two questions but start with your comments on your cash return potential. You allude to the fact that you can now potentially pay dividends and buybacks. Could you just sort of give us some guidance on what the timing of that would be and also give us some idea what sort of minimum cash you would like to have in the balance sheet? Because obviously if you read the statement it would suggest that this quarter half will be the low point of cash flow. So any sort of help on that would be very useful thank you.

Ted Hastings:

I can touch on pieces of that and then if Dan and Ed want to augment. I think the question was around the possibility of starting point with dividends or share buybacks or the like. We have certainly taken the steps as identified in the R&S to establish things like the available distributed reserves to contemplate a share buyback. It’s something we are regularly evaluating as a possible important move for us. Obviously with the pending YuMe transaction there’s complexities in terms of anything we can do corporately as it relates to the stock.

[…]

Harvey Robinson:

Just to follow up on that you clearly—the working capital should unwind as you say, well much of it should unwind in the second half. You’re obviously profitable the second half. When YuMe closes you’re buying $32m, $33m of cash if I remember rightly which will be on your balance sheet post close. So it’s not impossible to see quite a big jump in the cash balance post YuMe, is that a fair analysis?

Edward Reginelli:	I think if you go back to what was announced about YuMe the total cash consideration in the deal is going to be close to $60m, so some of the cash obviously will be used for that consideration.

Paul Richards:	Can you just give us an update on the YuMe process and sort of how that is flowing through?

Ted Hastings:

I can touch the YuMe one which is it continues on track. So as we have commented it is scheduled to close in calendar Q1, that hasn’t changed from the initial announcement or now so it seems to be progressing well along what is an understandable extended timeline.

END